Abaxx Technologies Inc.

ODYSSEY
Trader's Bank Building
702, 67 Yonge Street,
Toronto ON M5E 1J8

Form of Proxy – Special Meeting to be held on April 14, 2023

Appointment of Proxyholder
I/We being the undersigned holder(s) of **Abaxx Technologies Inc.** hereby appoint **Joshua Crumb, Chairman and CEO** or failing this person, **Steve Fray, CFO** (the **"Management Nominees")**

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein:

as my/our proxyholder with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of Abaxx Technologies Inc. (the "**Corporation**") to be held at **18 King Street East, Suite 902, Toronto, ON M5C 1C4 at 1:00 PM (EST)** and via teleconference, or at any adjournment thereof.

Resolution	For	Against
1. **Authorization for Share Consolidation.** To consider and, if deemed advisable, to pass, a special resolution authorizing the Corporation's board of directors to determine a share consolidation ratio within the range of one (1) post-consolidation shares for of the Corporation for every two (2) to four (4) pre-consolidation shares of the Corporation and effect a share consolidation of the common stock of the Corporation, the full text of the resolution being set out in the accompanying Management Information Circular of the Corporation dated March 13, 2023 (the "**Circular**").	☐	☐
2. **Approval of Amendments to Restricted Stock Unit Plan.** To consider and, if deemed advisable, to pass, an ordinary resolution approving amendments to the Corporation's restricted stock unit incentive plan (the "**Plan**") to convert the Plan from a "fixed" plan to a 10% "rolling" plan (the "**Amended Plan**"), with the full text of the Amended Plan, the proposed amendments, and the full text of the resolution being set out and all as more particularly described in the Circular.	☐	☐
3. **Ratification of Past RSU Grants.** To consider and, if deemed advisable, to pass, an ordinary resolution ratifying certain grants of an aggregate of 850,000 restricted share units of the Corporation under the Amended Plan, with the full text of the resolution being set out and as more particularly described in the Circular.	☐	☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, **this Proxy will be voted as recommended by Management.**

Signature(s): ______________________

____

Date ___ / ___ / ___
MM / DD / YY

This form of proxy is solicited by and on behalf of Management.

Proxies must be received by 1:00 PM (EST) on April 12, 2023.

Notes to Proxy

1. Each holder has the right to appoint a person, who need not be a holder, to attend and represent him or her at the Special Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse.
2. If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this proxy in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

INSTEAD OF MAILING THIS PROXY, YOU MAY SUBMIT YOUR PROXY USING SECURE ONLINE VOTING AVAILABLE ANYTIME:


X VOTE PROXY

To Vote Your Proxy Online please visit:

https://login.odysseytrust.com/pxlogin. You will require the CONTROL NUMBER printed with your address to the right.
If you vote by Internet, do not mail this proxy.

To request the receipt of future documents via email and/or to sign up for Securityholder Online services, you may contact Odyssey Trust Company at www.odysseycontact.com

Shareholder Address and Control Number Here

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.

VANCOUVER
United Kingdom Building
350 – 409 Granville Street
Vancouver BC V6C 1T2

CALGARY
Stock Exchange Tower
1230 – 300 5th Avenue SW
Calgary AB T2P 3C4

TORONTO
Trader's Bank Building
702, 67 Yonge Street,
Toronto ON M5E 1J8